Exhibit 99.2

BW LPG Limited – Notice of Upcoming Conference Call on 15 August 2024

(Singapore, 15 August 2024)

BW LPG Limited (“BW LPG”, the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) will, in conjunction with the announcement made on 15 August 2024 regarding the acquisition of 12 modern VLGCs from Avance Gas, hold a conference call to discuss an Investor Presentation. The call will be hosted by Kristian Sørensen (CEO) and Samantha Xu (CFO).

The details are as follows:

Date:

15 August 2024, Thursday

Location and Time:

Oslo, Norway (15:00 CET/ UTC + 1 hours)
New York, USA (09:00 EDT/ UTC – 5 hours)
Singapore, Singapore (21:00 SGT/ UTC + 8 hours)

The conference call will be held live via Zoom. Please register in advance at the link below:

https://bit.ly/BWLPG_IPAug2024

A confirmation email will be sent, with information on how to join the Zoom meeting. A recording of the presentation will also be available after the event on the Company’s website at https://www.investor.bwlpg.com.

For further information, please contact:

Kristian Sørensen, CEO
Samantha Xu, CFO
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world's leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, experienced employees and an in-house LPG trading division, BW LPG offers an integrated, flexible, and reliable service to customers. More information about BW LPG can be found at https://www.bwlpg.com/.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.